# Unwrinkly Inc

## BALANCE SHEET

As of December 31, 2019

|  | TOTAL |
|---|---|
| **ASSETS** |  |
| Current Assets |  |
| Bank Accounts |  |
| CHASE BUS TOTAL SAV (3281) | -30,256.89 |
| PERFBUS CHK (7067) | 291,273.95 |
| **Total Bank Accounts** | **$261,017.06** |
| Accounts Receivable |  |
| Accounts Receivable (A/R) | 0.00 |
| **Total Accounts Receivable** | **$0.00** |
| Other Current Assets |  |
| Uncategorized Asset | 2,231.13 |
| **Total Other Current Assets** | **$2,231.13** |
| **Total Current Assets** | **$263,248.19** |
| **TOTAL ASSETS** | **$263,248.19** |
| **LIABILITIES AND EQUITY** |  |
| Liabilities |  |
| Current Liabilities |  |
| Credit Cards |  |
| Capital One Credit Card | -14,059.25 |
| Plum Credit Card | 48.98 |
| **Total Credit Cards** | **$ -14,010.27** |
| Other Current Liabilities |  |
| Direct Deposit Payable | 0.00 |
| Payroll Liabilities | 0.00 |
| Federal Taxes (941/944) | 0.00 |
| Federal Unemployment (940) | 126.00 |
| NY MCTMT Employer Tax | 0.00 |
| NYS Employment Taxes | 2,373.63 |
| NYS Income Tax | 1,428.30 |
| **Total Payroll Liabilities** | **3,927.93** |
| **Total Other Current Liabilities** | **$3,927.93** |
| **Total Current Liabilities** | **$ -10,082.34** |
| Long-Term Liabilities |  |
| Notes Payable | 20,000.00 |
| **Total Long-Term Liabilities** | **$20,000.00** |
| **Total Liabilities** | **$9,917.66** |
| Equity |  |
| Opening Balance Equity | -12,149.64 |
| Owner's Pay & Personal Expenses | -20.00 |
| Preferred Stock | 720,475.03 |
| Retained Earnings | 0.00 |
| Net Income | -454,974.86 |
| **Total Equity** | **$253,330.53** |
| **TOTAL LIABILITIES AND EQUITY** | **$263,248.19** |